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SEC FILE NUMBER
8-70584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/22 (MM/DD/YY) AND ENDING 09/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BESTEX RESEARCH SECURITES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 LANDMARK SQUARE, SUITE 214
(No. and Street)

STAMFORD (City) CT (State) 06901 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pete Hoffman (Name) (212) 668-8700 (Area Code – Telephone Number) phoffman@acisecure.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions, Inc.
(Name – if individual, state last, first, and middle name)

4920 W. CYPRESS ST, SUITE 102 (Address) TAMPA (City) FL (State) 33607 (Zip Code)

04/13/2010 (Date of Registration with PCAOB)(if applicable) 5036 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Hitesh Mittal, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BestEx research Securties LLC, as of September 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Hitesn

Title: CEO

GINGER GILL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GI6172952
Qualified in New York County
My Commission Expires 08/20/2027

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BestEX Research Securities, LLC

Report on Audit of Financial Statements
and Supplementary Information

As of and For the Year Ended September 30, 2023

Contents
As of and for the year ended September 30, 2023

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of **BestEX Research Securities LLC**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **BestEX Research Securities LLC** as of September 30, 2023, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **BestEX Research Securities LLC** as of September 30, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **BestEX Research Securities LLC's** management. Our responsibility is to express an opinion on **BestEX Research Securities LLC's** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to **BestEX Research Securities LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The Schedule I, Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Schedule II, Computation for Determination of Customer Account Reserve and Information Related to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of **BestEX Research Securities LLC's** financial statements. The supplementary information is the responsibility of **BestEX Research Securities LLC's** management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Schedule II, Computation for Determination of Customer Account Reserve and Information Related to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption), is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **BestEX Research Securities LLC's** auditor since 2022.
Margate, Florida
November 29, 2023

BestEX Research Securities, LLC

Statement of Financial Condition
September 30, 2023

ASSETS	
Cash and cash equivalents	$ 11,919,088
Commission receivable	394,165
Rebate receivable	541,709
Due from clearing broker	500,200
Prepaid expenses and other assets	74,977
TOTAL ASSETS	$ 13,430,139
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable	$ 817,627
Soft dollar payable	156,489
TOTAL LIABILITIES	974,116
MEMBER'S EQUITY	12,456,023
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 13,430,139

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Statement of Operations
For the Year Ended September 30, 2023

REVENUE:	
Commission income	$ 6,445,195
Rebate income	4,553,719
Interest income	253,668
Other income	354
Total revenues	11,252,936
OPERATING EXPENSES:	
Commission and clearance expense	7,300,066
Salaries, commissions and other compensation costs	938,655
Technology fees	874,469
Data services	453,123
Professional fees	384,976
Regulatory fees	101,260
Rent expense	52,687
Office and other	15,490
Total expenses	10,120,726
NET INCOME	$ 1,132,211

Statement of Changes in Member's Equity
For the Year Ended September 30, 2023

MEMBER'S EQUITY, October 1, 2022	$ 2,323,812
Capital contributions	9,000,000
Net income	1,132,211
MEMBER'S EQUITY, September 30, 2023	$ 12,456,023

Statement of Cash Flows
For the Year Ended September 30, 2023

OPERATING ACTIVITIES:	
Net income	$ 1,132,211
Adjustments to reconcile net income to net cash used by operating activities	
Changes in operating assets and liabilities	
Decrease in commission receivable	442,793
Increase in rebate receivable	(198,833)
Decrease in due from clearing broker	259,236
Increase in prepaid expenses and other assets	(57,095)
Increase in accounts payable	206,797
Decrease in soft dollar payable	(334,738)
Net cash provided by operating activities	1,450,371
FINANCING ACTIVITIES:	
Capital contributions	9,000,000
Cash provided by financing activities	9,000,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	10,450,371
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,468,717
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 11,919,088

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Notes to Financial Statements
For the Year Ended September 30, 2023

1. Organization and Nature of Business

BestEX Research Securities, LLC. (the “Company”) was organized as a limited liability company under the laws of the State of Delaware. The Company executes equity transactions for its clients solely on an agency basis. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves the related books and records as are primarily kept by a clearing broker/dealer.

The Company also claims exemption because the Company's other business activities contemplated by Footnote 74 include certain commission revenue which was received directly outside of the clearing broker accounts and the Company (1) did not directly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of other customers; (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company was formed as a limited liability company on April 23, 2020, and granted Financial Industry Regulatory (FINRA) membership August 21, 2021.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at two financial institutions and at times may exceed federally insured limits. The Company has placed these funds in high quality institutions in order to minimize risk relating to exceeding insured limits. As of September 30, 2023 cash and cash equivalents exceeded federally insured limits by $519,844. Additionally the Money Market which is included in cash and cash equivalents exceeded Securities Investment Protection Corporation (SIPC) limits by $10,620,981.

c) Revenue Recognition
Commissions: The Company as an executing broker, buys and sells equity securities on behalf of its customers. Each time a customer enters into a buy or sell transaction; the Company charges a commission. Commission and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreement upon and the risks and rewards of ownership have been transferred to/from the customer. The Company had commission receivable of $394,165 at September 30, 2023. Management monitors receivables historically and post receipts and concluded no allowance for uncollected receivables is required.

c) Revenue Recognition - continued

Rebates*:* The Company earns rebates from securities exchanges and other executing brokers for routing trade flow through these channels and providing liquidity to the public markets. These payments for order flow are earned on a trade date basis, which is when the performance obligations have been satisfied. The Company controls and receives invoices for these services from exchanges and other brokers on a monthly basis which include a break down of rebates earned throughout the month. The Company records these amounts as gross income at the end of each month as the amounts are not known until earned. The Company had rebate receivable of $541,709 at September 30, 2023. Management monitors receivables historically and post receipts and concluded no allowance for uncollected receivables is required.

For the year ended September 30, 2023, one customer accounted for 37% of the Company's revenue.

d) Credit Losses

The Company continuously evaluates commission receivables and has concluded that there is no need to establish an allowance for credit losses.

e) Income Taxes

The Company is treated as a disregarded entity and has no federal and state tax liabilities. All profits are reported on tax return of the Member, a partnership for tax purposes, which passes through this income to its individual members. The Company operates in NYC and generates income that would be subject to NYC Unincorporated Business Tax (UBT). The NYC UBT is paid by the Member.

The Company recognizes the tax benefit of any uncertain tax positions only if it is more likely than not that the tax position will be sustained upon examination by the tax authorities.

The Company did not have material unrecognized tax benefits as of September 30, 2022 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of September 30, 2023, the Company has no accrued interest or penalties associated with uncertain tax positions.

f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

g) Fair Value Measurements

The Financial Accounting Standards Board has established a framework for measuring fair value in ASC 820, *Fair Value Measurements*. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets;

Inputs other than quoted prices that are observable for the asset or liability;

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

g) Fair Value Measurements - continued

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 30, 2023.

Money market fund : Valued at amortized cost, which approximates fair value. The amortized cost of an instrument is determined by valuing it at its original cost and thereafter amortizing any discount or premium from its face value at a constant rate until maturity. Money market fund is presented as part of cash and cash equivalents in the balance sheet.

The methods described above may produce a fair value calculation that may not be indicative of net
The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of September 30, 2023:

	Fair Value Measurements at Reporting Date Using:	
	Assets Measured at Fair Value at 9/30/2023	Quoted Prices in Active Markets (Level 1)
Money market funds	$ 11,120,981	$ 11,120,981
Investments at fair value	$ 11,120,981	$ 11,120,981

3. Indemnifications

In the normal course of its business, the Company indemnifies and grantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

4. Due From Clearing Brokers

The clearing and depository operations for the Company's and customers' securities transactions are provided by Clearing Broker pursuant to clearance agreements. At September 30, 2023, the amount due from the Clearing Broker represents cash deposits maintained at the Clearing Broker and commission revenue earned as an introducing broker for its customers, net of expenses and other clearing charges. Management monitors receivables historically and post receipts and concluded no allowance for uncollected receivables is required.

Due from the Clearing Broker as of September 30, 2023 consist of the following:

Clearing deposits $405,282

Cash held in accounts at Clearing Brokers $94,918

5. Commission Sharing Agreement

The Company has a Commission Sharing Agreement (CSA) with a Money Manager. Whereas the Money Manager desires to obtain certain research or brokerage products and services of the Company, and the Company desires to pay for such services in connection with securities transactions. Money Manager will effect securities transactions with the Company on behalf of its managed accounts. In connection to this, the Company will retain an agreed commission amount and transfers the remaining to the Money Manager account on a trade-by-trade basis. At September 30, 2023, the balance due to the Money Manager is listed on the Statement of Financial Condition as Soft dollar payable amounting to $156,489. Revenues associated with Soft dollars was $1,287,157 for the year ended September 30, 2023.

6. Related Party Transactions

The Company has an Expense Sharing Agreement (ESA) with a related party. The related party uses fair and reasonable methods to determine and allocate any expenses it assumes or pays for the Company. For the period covered by these Financial statements shared expenses were $2,128,389. As part of Accounts payable, the Company has an outstanding payable to BestEx Research Group of $0 as of September 30, 2023.

The Owners of the Company made a capital contribution of $9,000,000 during 2023. The business purpose was to meet the requirements of larger customers who require highly capitalized trading partners.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At September 30, 2023 the Company had net capital of $11,416,733, which was $11,351,791 in excess of its required net capital of $64,941. The Company's aggregate indebtedness to net capital percentage was 8.53%.

8. Subsequent Events

The Company has evaluated events and transactions that occurred between October 1, 2023 and November 29, 2023, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

BestEX Research Securities, LLC

(Supplemental Information)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2023

SCHEDULE I

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 12,456,023
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Non-allowable commission receivables	(200,184)
Non-allowable rebate receivables	(541,709)
Prepaid expenses and other assets	(74,977)
Haircut on Money Market (included as part of Cash and cash equivalents)	(222,420)
NET CAPITAL	$ 11,416,733
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 974,116
	$ 974,116
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 64,942
Excess net capital	$ 11,351,791
Excess Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 11,319,321
Percentage of aggregate indebtedness to net capital	8.53%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2023.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

(Supplemental Information)
Computation for Determination of Customer Account Reserve and Information Related to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Exemption)
As of September 30, 2023

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of September 30, 2023 in accordance with Rule 15c3-3(k)(2)(ii) and the Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control.

Requirements under the (k)(2)(ii) exemptive provision and the Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 include certain commission revenue which was received directly outside of the clearing broker accounts, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with (a) or (b)(2) of Rule 15c2-4 and/or funds receive and promptly transmitted for effective transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Board of Directors and Member
of **BestEX Research Securities, LLC:**

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) **BestEX Research Securities, LLC** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **BestEX Research Securities, LLC** claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" ('the "exemption provision") for its introducing broker related activities; and (2) **BestEX Research Securities, LLC** stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 include certain commission revenue which was received directly outside of the clearing broker accounts, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with (a) or (b)(2) of Rule 15c2-4 and/or funds receive and promptly transmitted for effective transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BestEX Research Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **BestEX Research Securities, LLC's** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Section (k)(2) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions, Inc.
Certified Public Accountants
November 29, 2023

BestEx Research Securities LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

BestEx Research Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 include certain commission revenue which was received directly outside of the clearing broker accounts, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with (a) or (b)(2) of Rule 15c2-4 and/or funds receive and promptly transmitted for effective transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Hitesh Mittal, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Hitesh Mittal

Title: Chief Executive Officer

Date: 11-29-2023